Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-280990
October 07, 2025

Crypto index investing
arrives in the US

By Samir Kerbage, Chief Investment Officer, Oct 2, 2025

In February, we took a landmark step in our global expansion with the launch of the Hashdex Nasdaq Crypto Index US ETF (Ticker: NCIQ)—the first multi-asset spot crypto exchange-traded product (ETP) in the US. At the time, NCIQ provided investors access to the two largest crypto assets: Bitcoin and Ether. This product was designed to give investors diversified, rules-based exposure to crypto, without the need to navigate the complexity of buying, storing, or securing these assets individually.

Last week, following the SEC’s generic listing standards, we expanded NCIQ to now include six of the world’s leading crypto assets: Bitcoin (BTC), Ether (ETH), XRP, Solana (SOL), Stellar (XLM), and Cardano (ADA). This expansion represents a significant milestone for US investors, and it underscores Hashdex’s commitment since our founding to building simple, secure, and cost-efficient pathways for allocating to the crypto ecosystem.

Why does this matter?

Crypto has evolved significantly since we launched Hashdex in 2018. With a market capitalization well over $3 trillion, crypto is no longer a niche asset class on the fringes of finance and these six assets represent some of the most widely used, liquid, and resilient digital assets in the market today. By offering them together through NCIQ, we are giving investors something powerful: diversified access in a single tradable product.

The logic here, which we delve into in great detail in our recent “Index investing meets crypto” report, is the same as in traditional equity or bond markets. Investors often prefer index-based products—like the S&P 500 ETF—because they provide diversified exposure while reducing single-asset risk. Crypto is no different. In fact, because crypto markets are still early in their evolution, diversification may be even more important. While Bitcoin and Ether remain the dominant players, other assets like Solana and XRP are powering major innovations in decentralized finance, payments, and blockchain infrastructure. Stellar, meanwhile, has built a strong presence in cross-border settlement and tokenization use cases.

By bundling these assets together in one ETP, investors can gain exposure to a broad cross-section of the crypto economy without having to predict which individual networks will win in the long run.

The evolution of crypto index investing

When we launched the world’s first crypto index ETF in 2021, many were skeptical that index investing could play a meaningful role in crypto. At that time, the market was dominated by direct Bitcoin products or active funds attempting to time market cycles.

But history tells us that when new asset classes emerge, index-based products often become the foundational building blocks for portfolio allocation. Think about the rise of equity markets in the mid-20th century. Investors initially focused on individual company shares, but over time, broad market indexes like the Dow Jones Industrial Average1 and the S&P 5002 became the standard benchmarks. Index-based ETFs made them accessible, liquid, and low-cost, catalyzing the growth of modern portfolio management.

Crypto is following the same trajectory. As regulation has matured and institutional demand has increased, diversified index products are beginning to define how investors allocate to this asset class.

The role of an institutional quality benchmark

NCIQ tracks the Nasdaq Crypto US™ Index (NCIUS)3, which Hashdex co-developed with Nasdaq Global Indexes. The index methodology is rules-based, designed to represent a material portion of the investable US crypto market while applying strict eligibility screens.4

Assets are evaluated based on factors such as market capitalization (size and relevance in the ecosystem), liquidity (ensuring efficient pricing and trading), and regulatory compliance (alignment with evolving US standards).

[1]	The Dow Jones Industrial Average is an index tracking 30 companies listed on stock exchanges.
[2]	The S&P 500 is an index of the leading 500 companies listed on stock exchanges.
[3]	The Nasdaq Crypto US™ Index (NCIUS) designed to measure the performance of a material portion of the overall digital asset market. Digital assets are eligible for inclusion in the Index if they satisfy the index criteria, which includes being currently listed on a U.S.-regulated digital asset trading platform or serve as an underlying asset for a derivative instrument listed on a U.S.-regulated derivatives platform.
[4]	The Fund’s portfolio may differ from the securities held in the index. You cannot invest directly in an index; therefore its performance does not reflect the expenses associated with the active management of an actual portfolio.

Eligibility criteria in action

As of March 3, 2025 NCI reconstitution and rebalance

Source: Adapted from Nasdaq Crypto Index Overview, accessed September 29, 2025

Today, the six assets eligible under the NCIUS rules are BTC, ETH, XRP, SOL, XLM, and ADA. Over time, the composition of the index will change as new assets meet the methodology’s requirements. This ensures that the ETF remains dynamic and evolves alongside the market.

This methodology is crucial. It removes the burden from investors of trying to identify the “next big thing” in crypto while also preventing exposure to assets that fail to meet liquidity or regulatory standards. Instead, it provides a transparent, rules-based framework that updates with the market itself. This is important because, as is noted in the chart below, the narratives within crypto continue to adjust.

The expansion of NCIQ was made possible by recent regulatory updates in the US, including the approval of generic listing standards for crypto index products. This progress reflects the growing recognition among policymakers that well-structured, index-based products can provide safe, transparent, and investor-friendly access to crypto.

It also comes at a time when investors are increasingly looking for diversified crypto solutions. In 2024, US markets saw the approval of multiple spot bitcoin ETFs, marking an inflection point for mainstream adoption. But as investors become more comfortable with Bitcoin exposure, many are asking: What’s next?

The answer, we believe, is multi-asset index products. These products provide the breadth of exposure needed to capture the full potential of the crypto economy while minimizing idiosyncratic risks tied to any single network.

Looking ahead: The increasing role of crypto in portfolios

I’m often asked: What role should crypto play in a traditional portfolio?

Our view is straightforward. Crypto is a new, uncorrelated asset class that offers exposure to a transformative technological revolution. For most investors, an allocation of 2–5% to a diversified crypto product can provide meaningful diversification benefits without overwhelming overall portfolio risk.

But just as important as the allocation size is the allocation vehicle. Index-based ETFs like NCIQ make crypto accessible in a way that is simple, transparent, and cost-efficient. They reduce the complexity of managing wallets, custody, or tax reporting, while still delivering the core exposure investors are seeking.

The expansion of NCIQ is about more than just adding three new assets. It’s about reinforcing our belief that crypto index investing is the most effective way for investors to participate in the next wave of financial innovation.

We are still in the early chapters of this story. Just as the equity index ETF revolutionized how investors accessed stocks, crypto index products will define how investors gain exposure to this new asset class.

At Hashdex, our mission has always been to help investors navigate the complexity of crypto with simplicity and confidence. With NCIQ, we are continuing to deliver on that mission—bringing US investors a product that evolves with the market, reflects the highest standards of index design, and provides exposure to the assets shaping the future of finance.

Disclosure:

The issuer has filed a registration statement (including a Prospectus www.hashdex-etfs.com/NCIQ/prospectus and a Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus and/or prospectus supplement if you request it by calling (917) 525-5635. Before making an investment decision, you should carefully consider the risk factors and other information included in the Prospectus and Prospectus Supplements.

The Fund, which is an ETP, is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

An investment in any investment vehicle and crypto assets is highly speculative and is not intended as a complete investment program. It is designed only for persons who can bear the economic risk of the loss of their entire investment and who have limited need for liquidity in their investment. There can be no assurance that the investment vehicles will achieve its investment objective or return any capital. No guarantee or representation is made that Hashdex’s investment strategy, including, without limitation, its business and investment objectives, diversification strategies or risk monitoring goals, will be successful, and investment results may vary substantially over time. Nothing herein is intended to imply that the Hashdex s investment methodology or that investing any of the protocols or tokens listed in the Information may be considered “conservative,” “safe,” “risk free,” or “risk averse.”

The Hashdex Nasdaq Crypto Index US ETF (“Fund”) currently holds the crypto assets. Because the Fund’s investment objective is to track the price of the Nasdaq Crypto US Settlement Price™ Index (NCIUSS) (“Index”) less expenses and liabilities of the Trust, changes in the price of the Shares may vary from changes in the spot price of crypto assets. An investment in the Fund involves significant risks and you could incur a partial or total loss of your investment in the Fund.

Some of the risks you may face are summarized below. A more extensive discussion of these risks appears in the “Risk Factors” section of the Prospectus.

Fund Risks

The Index has a limited performance history. Errors in Index data, Index computation or the construction of the Index in accordance with its methodology may occur from time to time and may not be identified and corrected by Nasdaq for a period of time or at all.

Crypto platforms may be largely unregulated or may be largely or entirely non-compliant with applicable regulation and may therefore be more exposed to fraud and failure. Crypto asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the Fund.

The market for crypto-based ETFs like the Fund may reach a point where there is little or no additional investor demand. If this happens, there can be no assurance that the Fund will grow to or maintain a viable size. Due to the Fund’s small asset base, certain of the Fund’s expenses and its portfolio transaction costs may be higher than those of a Fund with a larger asset base. To the extent that the Fund does not grow to or maintain a viable size, it may be liquidated, and the expenses, timing and tax consequences of such liquidation may not be favorable to some shareholders.

Crypto assets generally are volatile, and instruments whose underlying investments include crypto assets are not suitable for all investors. Crypto assets represent a new and rapidly evolving industry. The value of the Fund depends on the acceptance of the crypto assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the crypto asset. Crypto asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related crypto asset. Crypto assets may have concentrated ownership and large sales or distributions by holders of such crypto assets could have an adverse effect on the market price of such assets.

Liquidity Risk. The market for crypto assets is still developing and may be subject to periods of illiquidity. During such times it may be difficult or impossible to buy or sell a position at the desired price. Possible illiquid markets may exacerbate losses or increase the variability between the Fund’s NAV and its market price. The lack of active trading markets for the Shares may result in losses on investors’ investments at the time of disposition of Shares.

The Fund has a limited operating history.

The Fund holds crypto assets; however, an investment in the Fund is not a direct investment in crypto assets. The value of the shares may fluctuate more than shares invested in a broader range of industries. For more information, please visit the official index page.

As the Trust currently holds fewer assets than its benchmark index (NCIUS), it may experience tracking differences—positive or negative—relative to the index’s performance. The inclusion of any additional crypto asset to the Fund’s holdings will occur in accordance with the Index methodology and eligibility under the generic listing standards.

Paralel Distributors is the Marketing Agent of NCIQ. Hashdex Asset Management Ltd. is not associated with Paralel.